# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 MAJESTIC LN,, SUITE 360, FAIRFAX, Virginia (VA), 22033
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0002129893
Persons authorized to receive notices and communications: Cheddi Rai Bharrat, 3301 N University Dr., Suite #100, Coral Springs, Florida (FL), 33065, 888 888 3371

## Reporting persons
- Rai Cheddi (CIK 0002129893): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 MAJESTIC LN,, SUITE 360, FAIRFAX, Virginia (VA), 22033
Comment: No material change. The class of securities to which this statement relates is the Common Stock of the Issuer.

## Item 2. Identity and Background
Name of person filing: No material change. The Reporting Person is Cheddi Rai Bharrat.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The beneficial ownership reported in the Original Schedule 13D was acquired in connection with the Reporting Person's appointment as an officer and director of the Issuer and the transactions contemplated by the non-binding letter of intent (the "LOI") with ConnexUS AI. As described in Items 4 and 5 below, that transaction has been terminated and the Reporting Person no longer beneficially owns any shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported in the Original Schedule 13D in connection with his appointment as Chief Operating Officer and Chief Technology Officer of the Issuer and the proposed transactions under the LOI with ConnexUS AI.

On or about June 8, 2026, the Issuer and ConnexUS AI entered into a Mutual Release, Settlement, and Termination Agreement (the "Release Agreement") that terminated the LOI in its entirety. Concurrently with the execution of the Release Agreement, the Reporting Person resigned from any and all officer, director, employee, consultant, and other positions with the Issuer, effective immediately. Pursuant to the terms of the Release Agreement and the resignation, the Reporting Person no longer beneficially owns any shares of the Issuer's Common Stock. The Release Agreement provides for mutual general releases of all claims arising out of or relating to the LOI and related matters and confirms that there are no further payment, performance, or other obligations between the parties.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the clean termination and resignation described above. The Reporting Person disclaims any continuing beneficial ownership interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Amount beneficially owned: 0 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Percent of class: 0.0% (based on [insert total shares outstanding from most recent Issuer filing]).
Transactions in the class effected during the past sixty days:
Number of shares as to which the Reporting Person has: (i) Sole power to vote or to direct the vote: 0 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 0 (iv) Shared power to dispose or to direct the disposition of: 0

The change in beneficial ownership reported in this Amendment resulted from the termination of the LOI and the Reporting Person's resignation effective June 8, 2026, pursuant to the Release Agreement, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2026 (the "June 8-K"). The Reporting Person no longer beneficially owns any equity securities of the Issuer and is filing this Amendment as an exit filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Release Agreement (which terminated all prior arrangements related to the LOI and the Reporting Person's positions with the Issuer), the Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Release Agreement is incorporated by reference to Exhibit 10.1 of the June 8-K.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Mutual Release, Settlement, and Termination Agreement dated on or about June 8, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed June 10, 2026).

## Signatures
- Rai Cheddi: /s/ Cheddi Rai Bharrat, Cheddi Rai Bharrat (06/12/2026)